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April 28, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Attorney-Advisor
Mary Beth Breslin, Senior Attorney

Re:	ChampionX Holding Inc.
Amendment No. 2 to Registration Statement on Form S-4/S-1
Filed April 17, 2020
File No. 333-236380

Dear Ms. Sarmento and Ms. Breslin:

We are writing on behalf of ChampionX Holding Inc. (“ChampionX” or the “Company”), to provide, on a supplemental basis, the Company’s response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2020 (the “Comment Letter”), relating to Amendment No. 2 (“Amendment No. 2”) to the above Registration Statement on Forms S-4 and S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comment raised in the Comment Letter.

For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold text and is followed by the Company’s corresponding response. As previously discussed with the Staff, the changes made to the Registration Statement in response to the Staff’s comment will be set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company intends to file with the Commission via EDGAR on April 30, 2020. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 2.

Information About Apergy, page 84

1.

We note the use of the capitalized term “Net Promoter Score” in this section. Please explain what the Net Promoter Score (NPS) measures, how it was calculated, what your NPS was in the Kimberlite Oilfield Research survey, and why it is significant to your business.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 28, 2020

Response:

In response to this Comment, ChampionX respectfully informs the Staff that Kimberlite provides the following explanation of “Net Promoter Score”: “The Net Promoter Score is a widely-used industry benchmark and is based on the question “How likely would you be to recommend this company to a friend or colleague” using a scale of 0 to 10 with 10 being highly likely. The Net Promoter Score is calculated by subtracting the percentage of Promoters (ratings of 9 or 10) minus the percentage of Detractors (ratings of 6 or lower). Net Promoters are customers that exhibit strong customer loyalty and are more inclined to forgive a supplier for making a mistake and is more willing to try new offerings from the supplier. Net Detractors are much less willing to repurchase from a supplier and often serves as a detriment to the supplier by sharing their disappointment in the supplier’s performance with others in the industry. Consequently, the Net Promoter Score is a good benchmark to track and monitor over time and correlate to business performance.” Apergy’s NPS score was 43% in 2019, compared to its next closest competitor whose NPS score was 15%. Apergy’s NPS score was 44% in 2018, 38% in 2017 and 48% in 2016, while Apergy’s next closest competitor’s NPS score was 28%, 20% and 37% in those years, respectively. Apergy management believes that this result means that customers highly value Apergy’s products and services relative to Apergy’s competitors, and that Apergy is viewed favorably in its industry marketplace.

In response to the Staff’s comment, ChampionX will revise the disclosure on the first paragraph of page 84 of Amendment No. 2 in Amendment No. 3, as follows.

Overview—Apergy

Apergy is a leading provider of highly engineered equipment and technologies that help companies drill for and produce oil and gas safely and efficiently around the world. Apergy’s products provide efficient functioning throughout the lifecycle of a well—from drilling to completion to production. Apergy reports its results of operations in two reporting segments: the Production & Automation Technologies segment and the Drilling Technologies segment. Apergy’s Production & Automation Technologies segment offerings consist of artificial lift equipment and solutions, including rod pumping systems, electric submersible pump systems, progressive cavity pumps and drive systems and plunger lifts, as well as a full automation and digital offering consisting of equipment, software and Industrial Internet of Things solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. Apergy’s assertion of being a leading provider in its field is corroborated by a January 2020 Oilfield Products Customer Satisfaction Survey conducted by EnergyPoint Research, in which Apergy Artificial Lift was rated as the top overall products supplier out of over 50 competitors. In 2019, Apergy was also ranked first in a key measure of customer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 28, 2020

loyalty in the artificial lift industry in a worldwide survey by Kimberlite Oilfield Research. The survey also found that Apergy is the only major artificial lift company that had improved in virtually all of the performance categories measured. This was the fourth consecutive year Apergy earned the highest “Net Promoter Score” among the major integrated artificial lift suppliers. According to Kimberlite, “The Net Promoter Score is a widely-used industry benchmark and is based on the question ‘How likely would you be to recommend this company to a friend or colleague’ using a scale of 0 to 10 with 10 being highly likely. The Net Promoter Score is calculated by subtracting the percentage of Promoters (ratings of 9 or 10) minus the percentage of Detractors (ratings of 6 or lower). Net Promoters are customers that exhibit strong customer loyalty and are more inclined to forgive a supplier for making a mistake and is more willing to try new offerings from the supplier. Net Detractors are much less willing to repurchase from a supplier and often serves as a detriment to the supplier by sharing their disappointment in the supplier’s performance with others in the industry. Consequently, the Net Promoter Score is a good benchmark to track and monitor over time and correlate to business performance.” Apergy’s Net Promoter Score was 43% in 2019, compared to its next closest competitor whose Net Promoter Score was 15%. Apergy’s Net Promoter Score was 44% in 2018, 38% in 2017 and 48% in 2016, while Apergy’s next closest competitor’s Net Promoter Score was 28%, 20% and 37% in those years, respectively. Apergy management believes that this result means that customers highly value Apergy’s products and services relative to Apergy’s competitors, and that Apergy is viewed favorably in its industry marketplace. Apergy’s Drilling Technologies segment offering provides market leading polycrystalline diamond cutters and bearings that result in cost effective and efficient drilling. Apergy’s assertion that its polycrystalline diamond cutter business is “market leading” is extrapolated from information contained in the annual Spears & Associates Oilfield Market Report released in April 2020. Apergy management collects the drill bit revenues of its customers from the report, then estimates the percentage of each customer’s revenue represented by Apergy’s polycrystalline diamond cutters based on management estimates. Apergy management then compiles this information with publicly available financial information of its competitors to estimate the size of the market for diamond cutters and, together with the customer information collected from the Spears & Associates Oilfield Market Reports, extrapolates the percentage of the market represented by Apergy’s polycrystalline diamond cutters. Each year, this analysis has shown Apergy to be in the top position with the highest market share, with at least 10% greater share than its next closest competitor.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 28, 2020

Please do not hesitate to contact the undersigned at 312-407-0784 or richard.witzel@skadden.com with any questions or comments you may have.

Very truly yours,

/s/Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael C. McCormick, ChampionX Holding Inc.
Julia Wright, Apergy Corporation
Sachin Kohli, Weil, Gotshal & Manges LLP